Exhibit 99.1

Yiren Digital Successfully Regains Compliance with NYSE Minimum Share Price Listing Requirement

BEIJING, December 2, 2022 /PRNewswire/ -- Yiren Digital Ltd. ("Yiren Digital" or the "Company") (NYSE: YRD), a leading digital personal financial management platform in China, today announced that it has received a letter dated December 1, 2022 from the New York Stock Exchange (the "NYSE") informing that the Company has successfully regained compliance with the NYSE’s continued listing standard that requires a minimum average closing price of $1.00 per share over a consecutive 30 trading-day period.

On November 7, 2022, the Company was notified by the NYSE that it had fallen below the minimum share price listing requirement in connection with the performance of trading price of its American depositary shares (the "ADSs"), and that the Company had six months following receipt of the notice to regain compliance with the minimum share price requirement.

At the closing of trading on November 30, 2022, the average closing price of the Company’s ADSs for the previous consecutive 30 trading-day period was above $1.00 per ADS. Accordingly, the Company has regained compliance with the NYSE minimum share price listing requirement.

About Yiren Digital

Yiren Digital Ltd. is a leading digital personal financial management platform in China. The Company provides customized, asset allocation-based holistic wealth solutions to China's mass affluent population as well as provides retail credit facilitation services to individual borrowers and small business owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yiren Digital Investor Relations

Email: ir@yirendai.com